APREA THERAPEUTICS, INC.

3805 Old Easton Road

Doylestown, PA 18902

April 27, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Doris Stacey Gama

Re:	Aprea Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-295247
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Aprea Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-295247), so that it may become effective at 5:00 p.m. Eastern Time on April 29, 2026, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Patrick O’Malley, Esq. of DLA Piper LLP (US), counsel to the Company, at (206) 839-4831, with any comments or questions regarding the Registration Statement.

Very truly yours,

APREA THERAPEUTICS, INC.

By:	/s/ Oren Gilad
Name:	Oren Gilad
Title:	Chief Executive Officer

cc:	Fahd Riaz, Esq., DLA Piper LLP (US)
Dylan Caplan, Esq., DLA Piper LLP (US)